Avado Brands, Inc.
                              Hancock at Washington
                             Madison, GA 30650-1304


                                                               July 23, 1999


VIA EDGAR

Filing Desk
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.   20549

         Re:      Avado Brands, Inc.
                  Withdrawal of Registration Statement on Form S-3
                  (File No. 333-02958) filed on April 3, 1996, as amended

Dear Sir or Madam:

         Avado Brands, Inc. (the "Company") formerly known as Apple South, Inc., hereby applies under Rule 477 for the withdrawal of its above-referenced Registration Statement on Form S-3 filed on April 3, 1996, as amended, with respect to the registration of $200,000,000 of its Debt Securities. The purpose of the Registration Statement was to facilitate the offering of debt securities to raise capital for the Company. The Company will not issue any additional securities under this Registration Statement. Therefore, the Company wishes to withdraw the Registration Statement because the need for it no longer exists.

         Please direct any questions to our counsel, Larry D. Ledbetter of Kilpatrick Stockton LLP, at (404) 815-6175.

                                                     Respectfully yours,



                                               /s/ Louis Profumo
                                               Louis J. Profumo
                                               Senior Vice President of Finance
                                               and Chief Accounting Officer